Company Name	Smart Yields
Logo	
Headline	Big data for small farms

Cover photo



Hero Image	
Tags	Social Impact, Minority Founders, Eco, Agriculture, Food, B2C, Cleantech
Pitch text	**HIGHLIGHTS** • Big data insights for small farmers in a subscription model to get farmers online quickly, simply and cost effectively.

- Saved a major Apple grower his multimillion dollar crop and tens of thousands in heating propane and labor costs by giving him a 30 min early warning on frost to turn on wind machines and field heaters.

- In four states and two countries, with plans to grow to nine states and three countries by end of 2019

- Expanded initial success from 400 to 40,000 acres of farmland, working with the 2nd oldest and 3rd largest Farmers Union in the country, covering 3 states and 25,000 farms. Business model allows small and large farms to work together to mitigate frost.

- $1.5M raised to date from partners including the Vatican's Laudato Si Challenge, Blue Startups, Elemental Excelerator, Henk Rogers
- Recipient of highly selective $200,000 grant from the United States Department of Agriculture
- Team includes former employees KPMG, Google, HP, Electronic Arts, Peace Corp, Sierra Club, Syngenta, DuPont Pioneer, Ecolab, and come from all around the US, Brazil, Persia, Hawaii, Holland, Germany, and Australia.

Smart Yield's insights take the guesswork out of growing



Extreme Frost Conditions

Smart Yields' algorithms generated data/insights that helped a farmer save his multimillion dollar apple orchards and dramatically decreased heating and labor costs by tens of thousands of dollars previously.



Indoor Growing

CO2 optimization: leveraging incoming data (i.e., temperature, humidity, CO2), Smart Yields insights increased greenhouse production of high-value crops by $400,000/year.



Timely Alerts

SMS + phone call delivered to each farmer based on their criteria: weather conditions and range of measurement. In the Frost case, it increased the time to protect this crop from 10 minutes to 30 minutes.



Food Safety Certification

Phase 1 of USDA grant is completed (defined needs of small farmers to be GAP-certified (Good Agricultural Practices); Phase 2 is in progress - design a device agnostic application to support small farmers.

85%

OF ALL FARMS ARE SMALL TO MEDIUM SCALE

*1.7M ARE SMALL BY ACREAGE



The Small-to-Medium Scale Farmer's "Perfect Storm": Environment + Regulations + Time & Money

Climate patterns are becoming more erratic and excessive

These farmers can't rely on anecdotal resources like the Old Farmer's Almanac anymore. Extreme frost's impact on an apple orchard wipes out five years of tending and nurturing. Both droughts and floods can place the small farmer in the same predicament of having to start over.

Time and Money. Money and Time

No matter how you look at it, there's no getting around it. Regulations that are formed to support and protect the small farmer pose an overwhelming challenge - any time needed to learn and practice takes away from the farmer's dusk-to-dawn responsibilities. Certifications such as GAP (Good Agricultural Practices) and FSMA (Food Safety Modernization Act) will directly impact their customers (restaurants, distributors), who will shoulder the accountability for their customers.







40

FARMS LOST EVERYDAY

2215

ACRES OF FARMLAND LOST PER DAY

86

DISNEYLANDS PER YEAR IN ACREAGE

USDA SURVEY



$0.09

**OF EVERY DOLLAR
GOES TO THE FARMER**

***FARMERS ARE LIVING IN POVERTY**

SOLUTION

Smart Yields leverages data from credible and timely resources plus original data from the farmer's soil, topography and microclimates. This gives small to medium scale farms access to contextual and relevant insights.

Smart Yields believes very strongly that the user experience for the farmer is key to everyone's success. It is our goal to ensure ease of use, from on-boarding to implementing to receiving alerts.

WEB APP ($1.60/DAY)


95.9
Middle @ 10ft Temp (F)
55.5
Middle @ 10ft Rel. Humidity (%)
Greenhouse Middle - 10ft
Air Temp (f)
Rel. Hum (%)
Date And Time
Greenhouse Middle @ 4.5ft
93.4
Middle @ 4.5ft Temp (F)
64.5
Middle @ 4.5ft Rel. Humidity (%)
Greenhouse Middle - 4.5ft
Air Temp (f)
Rel. Hum (%)
Date And Time

The farmer will be able to view activity via a device agnostic application. The reports and trends are detailed and contextual to what the farmer has identified as important factors that are missing from their current knowledge base.



1.7M

**FARMS MAKE
LESS THAN
$250K PER YEAR**



50%

**OF US FARMS
MAKE LESS THAN
$10K PER YEAR**



$2,140

**LESS THAN
THE NATIONAL
POVERTY LEVEL**

USDA SURVEY



Smart Yields Leverages Data

Smart Yields' priority is to offer insights based on data from the farmer's soil, topography and microclimates. This helps the farmer take steps confidently and make decisions that will increase productivity and efficiency.

We ensure that data is anonymized and sanitized. It is our attention to detail that enables the farmer to make better decisions and develop best practices.

Smart Yields' Secret Sauce: The People

Our industry experts are well versed in agriculture and highly cognizant of how environmental sciences, catastrophes (both natural and human-induced) and geography can critically impact the small farmers' future.

Our product development team have experience ranging from Silicon Valley companies and global organizations. They are huge proponents of customer advocacy. The team's user experience strategist makes sure that the end user is never forgotten.





TESTIMONIAL: Farmer Ryan who's been farming for 10 years:

WHY: "My harvested produce spoils because it's not kept at the ideal temperature. I have to record my storage temperatures for food safety."

WHAT: "My staff forget to close the door, or my equipment fails."

WHEN: "24/7 365 days."

WHERE: "Cold Storage Refrigeration."

HOW: "I get realtime txt and call alerts when temperature nears threshold that I set and I have all my food safety records ready, saving me time and labor."





TESTIMONIAL: Farmer Lisa whose family has been farming for 3 generations.

WHY: "We've been growing apples for 40 years and in the last 3 seasons, I'm losing more and more of my crop and spending more on labor and I know it's very inefficient. I can no longer farm the way I've been doing, but I don't know what else to do."

WHAT: "I need more time to turn my fans and heaters on, my fields are a drive away, I need to know which fields will be affected first."

WHEN: "24/7 3-5 months"

WHERE: "In my fields"

HOW: "My staff and I get realtime txt and call alerts when temperature nears threshold that I set. We are able to see temperature changes on and around my fields, helping me make better decisions, saving my crop, my time and labor and my farm."

time and labor and my farm.

TEXT + CALL MONITORING ($0.50/DAY)

ENGLISH AND SPANISH



Para establecer su límite de temperatura ahora y en el futuro, por favor responda con la siguiente comando:
Actualizar 'temperatura'
Para establecer una distancia máxima por favor envíe:
Distancia 'distancia'
Para pausar las notificaciones durante 6 horas, por favor envíe:
Pausa
Para recibir notificaciones nuevamente, por favor envíe:
Continuar
For english please send:
'EN'
Distancia 25
Distancia máxima establecida en 25 millas

MAP APP
INCLUDED WITH WEB APP



PRESS

Since its founding in 2015, Smart Yields has received international acclaim. The company was part of the sixth cohort of the **Blue Startups** accelerator program; selected for the 2017 cohort of the **Elemental Excelerator**; and was one of nine companies from around the world to present in the inaugural **Laudato Si' Challenge** tech accelerator in Rome.

In 2018, Smart Yields was also named *Hawaii's Most Innovative Company* in the U.S. Small Business Administration's Awards, Editor's Choice Category. Smart Yields also won the **2018 Pacific Business News Business Leadership Hawaii** award for Best in Small Business.

1 of 8
selected

1 of 9
selected out of 400

1 of 10
out of 154



 Laudato Si' Challenge

 agri & co CHALLENGE

2018 Hawaii's Most Innovative Company

2018 Pacific Business News Best in Small Business Award





AS SEEN IN





































" We already have ag tech startups going strong in Hawaii. One company that comes to mind is Smart Yields. They help small and medium farmers increase their production with data analytics and other tools. "

David Ige,
Governor of Hawaii

TRACTION

GROWTH



2016
- R & D

2017
- BETA

2018
- Hawaii
- Colorado
- Pennsylvania
- Vermont
- Holland

2019
- Switzerland
- New York
- California
- Washington
- New Mexico
- Oregon
- Mexico



REVENUE

$200K
(CURRENTLY)
$400K
(PROJECTED)

3X INCREASE 2016-17'

10X INCREASE 2017-18'

$27K

$7K

2016   2017   2018

CUSTOMERS

Smart Yields is already being used by farmers, growers, organizations, nonprofits, companies, and researchers around the world. Here is what a few of them have to say:



> A spring frost can kill the blossoms and make it hard to compete with orchards in mellower climates. Smart Yields triples the amount of time I had to save my Honeycrisp crop, worth hundreds of thousands of dollars.

Edward Tuft,
Owner, Leroux Creek Foods, Colorado

> As a Smart Yields Center of Excellence, our ahupua'a* offers the perfect place to develop and deploy those technologies in a variety of conditions, benefitting partners ranging from businesses to leaders in education.

D. Noelani Kalipi,
Executive Director of the Kohala Institute, Island of Hawaii

*a climatic subdivision of land





> When Smart Yields technology is used in coordination with other farmers, it ceases to be solely about what is important at your farm, and it shows you what is important about conditions across many farms.

Harrison Topp,
Director of Membership at the Rocky Mountain Farmers Union

BUSINESS MODEL

Monitoring

$14.99

per month

SMS+Phone Calls
for Late Frost Events

START TODAY

Starter

$49.99

per month

(2) Monitoring Packages

(2) Map App Licenses

(2) Environmental Sensors

(1) Food Safety Cold

Storage Monitor Sensor

SUBSCRIBE

Irrigation Add-on

$99.99

per month - 8 months

(2) Soil Temperature Sensors

(1) Soil Moisture - 2 Depths

APPLY TODAY

- Smart Yields pools the data it collects from each small farm. Farms benefit from the breadth and quality of data that is accumulated (and anonymized) beyond their farms' physical footprint.

- This results in real time information that is useful as soon as the farmer views it, with insights that are highly reliable and relevant.

- Smart Yields offers multiple ways to consume this information - whether the farmer is most comfortable with a mobile device, tablet or desktop computer. We understand that creating access in the most familiar mode possible will add to the information's usefulness.

- In a world where efficiency and ease of use can make or break the farm's output and revenue, we want to show ROI that is realized quickly; for example:

1. Significant reduction in time, travel, and manpower required for onsite monitoring and record-keeping.
2. Information that will optimize inputs such as water, energy, and nutrients as well as reduces waste from crop loss and theft.

GO-TO-MARKET

Strategic Principle #1	Strategic Principle #2	Strategic Principle #3	Strategic Principle #4









Customer Success Initiative	Voice of the Customer	Always Show Empathy	Customer Advocacy Board Program

Methodology

Just as Kleenex is another word for tissue, Google is a verb for search, we want Smart Yields to be aligned with these descriptors: **credibility**, **integrity**, **empathy** and **trust**.

With each geographical area that we propose to approach, we will make sure that there are opportunities for us to engage with:

- Education: high school agriculture path, university Agriculture Science programs

- Community: agriculture-focused organizations such as Future Farmers of America, Slow Food movements, urban gardens.

We embrace the philosophy of contributing to the growth of a community, and to leave a place better than we found it.



570M Farms in the World:
87% are Small Farms (<2 hectares)



2.1M 85% Small

10M 50% Small

200M 99% Small

51.3M 80% Small

A FRESH APPROACH TO AGRICULTURE



AGNOSTIC

Hardware is a commodity, being sensor agnostic, we aggregate data, overlaying public and private quantitative data.



COST

We utilize technologies from Smart Cities, Automotive, and Telemedicine, bringing low-cost technologies not found in agriculture.



SIMPLE

We add value by focusing on the adoption of technology, providing a unique approach in allowing farmers to access actionable insights.

Our difference: we are hardware, connectivity, crop agnostic. - we are a data aggregator.

	Smart Yields	Weather Stations	In-House IoT	Remote Information w/o Satellite data
Affordability	✔	✘	✘	✘
Real-Time Data Accuracy	✔	✔	✔	✘
MicroClimate	✔	✘	✘	✘
Low R&D Costs	✔	✘	✘	✔

INVESTORS



Elemental Excelerator
(SFO)



Henk Rogers
(Hawaii)



Vatican Challenge
(Italy)





Vega Ventures
(Hong Kong)

$1,500,000
COMMITTED TO DATE
SWITZERLAND   **VERMONT**   **HAWAII**   **HONG KONG**



WHAT'S NEXT

Smart Yields continues to expand its presence around the globe

In the past year, after opening locations in Europe and Asia, we are poised to capitalize on established relationships and successful trial projects. Funds raised here and elsewhere will go toward supporting small- and medium-size farms and orchards in your region and around the world. Specifically, we are:



Expanding

our frost, water and soil monitoring capabilities using direct feedback from farmers and growers.



Planning

an Initial Coin Offering (ICO) that will allow us to raise additional funds for technology deployment and solution development.



Growing

our presence throughout North America, Europe and Asia to address pressing local, regional and global areas of concern. This includes everything from changing climate to rising sea levels.



Developing

farming and growing best practices using the rapidly expanding portfolio of data from Smart Yields farmers and growers.



Creating

a Centers of Excellence network with key partners to enable further research and experimentation that will push our technology forward.



⌀ TIMELINE

OCT 2015
Incorporation

 
ELEMENTAL
EXCELERATOR · blue startups

 **1.0** Version

MAY 2016

 Laudato Si' Challenge  **Hong Kong**

Version **2.0**

JUNE 2017

 WHOLE KIDS FOUNDATION  sigfox partner

 **3.0** Version

 **App / Dashboard**

MAY 2018

SBA
U.S. Small Business Administration

Most Innovative Company

SEPT 2018

AccelVT

Netherlands

Q4-Q1

agri & co CHALLENGE

USDA United States Department of Agriculture

SBIR Phase 1GAP App



TEAM



Vincent Kimura
Founder & CEO

Born in Hawaii and raised in Asia, Vincent holds a master's degree in Global Management from the Thunderbird School of Global Management. He started his career with KPMG Consulting and has more than 15 years of experience as an entrepreneur, running three startups. He was named the 2016 Clean Tech/Ag Entrepreneur by the Hawaii Venture Capital Association and a 2016 finalist in the Pacific Business News Business Leadership Awards. He was also named to the Pacific Business News 2016 40 Under 40 cohort, which recognizes outstanding young business professionals in Hawaii.

Jeff joined Smart Yields after working for Elemental Excelerator, a clean-energy startup accelerator program based in Hawaii. Prior to moving to Hawaii, Jeff worked for 6 years in the U.S. Senate, was a Senior Research Analyst at the Brookings Institution, and founded and sold an online startup. Jeff holds a master's degree in applied economics and bachelor's degrees in economics and political science. When he is not working to help Smart Yields grow you can find him racing in ultramarathons around the world.



**Jeff Frank
Founder & COO**



**Axel Hollanda
VP of Engineering**

With nearly two decades of experience in IT, engineering, and product development, Axel is our resident expert on all things tech and hardware. Whether he is researching the next breakthrough ag-tech sensors, or managing our growing development team, Axel is constantly focused on bringing the greatest level of value to Smart Yields' tech. Born and educated in Brazil, Axel's deep connection with nature fuels his interest in building a better, smarter food-production system.

Brandon is our lead software developer working along side Axel and development contractors to build out Smart Yields' proprietary software. As a recent graduate of UCSF, he brings an understanding of the latest programing techniques, and has been instrumental in building our web-based dashboard and data-analytics platform.



Brandon Fowler
Software Engineer



Cody Young
Customer Success Manager

Cody is an organic farmer from Indiana. Working as program coordinator for the Sierra Club, Cody mastered his communication and outreach skills and solidified his place in the broader farming community. Cody's multi-faceted background makes him relatable and trustworthy to farmers, a perfect fit for our focus on building long-term relationships with growers, farmers, researchers and communities.

Ryan has more than two decades of experience in communications and community building, including hosting a popular talk show on Hawaii Public Radio. He is a lifelong self-proclaimed geek and a proud father of three. Ryan has been a part of Smart Yields' DNA from the beginning and continues to help shape and guide its future.



Ryan Ozawa
Cofounder, CMO



Team

 Vincent Kimura   Founder, CEO

 Jeff Frank   Founder, COO

 Axel Hollanda   VP of Engineering

 Brandon Fowler   Software Engineer

 Cody Young   Customer Success Manager

 Ryan Ozawa   Founder, CMO

Perks

FAQ

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